TAHOE REPORTS ON 2016 SUSTAINABILITY PERFORMANCE

VANCOUVER, British Columbia – July 31, 2017 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) (“Tahoe” or the “Company”) reports today that it has published its second annual Sustainability Report, which provides comprehensive information about the Company’s economic, environmental and societal impacts according to the latest Global Reporting Initiative Standards.

Highlights of Tahoe’s 2016 sustainability performance include:

  Strengthening social and environmental management with the addition of an Environmental Affairs Director and a Director of Sustainability, both of which support Tahoe’s operations teams in the identification and management of environmental, social, and sustainability-related issues;

  Experiencing no fatalities at any Tahoe site or facility during the year and reducing hand- related injuries by more than 75% in both Perú and Guatemala by implementing a hand- safety program;

  Holding the first biennial CSR retreat to design and develop a collective materiality assessment and prioritize social, economic and environmental issues within the Company’s sustainability agenda;

  Commencing environmental corporate lead audits at all operations in order to monitor environmental compliance and address material environmental challenges;

  Contributing over US $6 million to local communities and charitable causes, the details of which are discussed throughout the report;

  Generating $667 million in economic value distributed throughout the Company’s operating regions, including over $422 million spent on goods and services provided by in-country suppliers, over $103 million in wages and benefits, and over $87 million in taxes and royalties;

  Signing an Impact Benefit Agreement (IBA) with the Wabun Tribal Council First Nations of Matachewan, Mattagami, Flying Post and Wahgoshig to establish a framework for continued consultation on Tahoe’s existing and future operations in the Timmins, Ontario area, and provide education, training, employment opportunities, environmental care, and collaborative business opportunities for First Nations members;

  Receiving recognition from the Technical Institute for Training and Productivity (INTECAP) at their Awards for Productivity and Competitiveness, which recognized MSR’s excellence in supporting the development of Guatemala and the communities surrounding its operations;

  Receiving the Workplace Safety North Workplace Excellence Award in recognition of Tahoe Canada’s strong safety performance and ongoing commitment to improve occupational health and safety.

The report also discusses challenges that Tahoe addressed during the past year, including:

  Residents from La Cuchilla, Guatemala blocked the Escobal mine gate for several days while MSR worked to address their concerns related to land subsidence and structural instability in their community. Despite overwhelming scientific evidence that the property damage was not caused by mine activities, Tahoe developed a La Cuchilla home purchase program to support the community in relocating homes to safer ground. The protest reached a voluntary and peaceful end following discussions among community stakeholders, MSR representatives and the protesters. Tahoe continues to support the program.

“As a company, we embrace sustainability as a way to conduct honest and ethical business, work to the highest standards of environmental stewardship, and promote the health, safety and wellbeing of our employees and communities everywhere we operate. We see time and time again that an integrated approach to sustainability in all aspects of our business not only results in a responsible and well-managed mining operation, it brings significant value to those directly invested in the success of our operations – our shareholders, employees, suppliers, and communities” said Dost Bardouille, Director of Sustainability. “A fundamental aspect of our sustainability program is transparently providing information about all aspects of how we conduct our business. As Tahoe grows, our continued and future success depends on it.”

Tahoe values feedback on the report and the Company’s sustainability performance, and invites readers to contact the Company at csr@tahoeresources.com.

The full report is available at http://www.tahoeresources.com/social-responsibility/.

About Tahoe Resources Inc.

Tahoe is a responsible producer of precious metals in the Americas dedicated to creating long-term value for our shareholders, employees and communities. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Director of Sustainability
csr@tahoeresources.com
Tel: 775-448-5800